

December 12, 2012

Via E-mail
Mr. Edwin D. Johnson
Senior Vice President and Chief Financial Officer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VE 05701

> **Re:** **Casella Waste Systems, Inc.**
> **Amendment No.1 to Registration Statement on Form S-4**
> **Filed December 3, 2012**
> **File No. 333-184735**

Dear Mr. Johnson:

We have reviewed your registration statement and have the following comments.

Exhibit 5.2 Opinion of Fox Rothschild LLP

1. Please have counsel revise its opinion in paragraph numeral 3 to reflect the laws of the State of New Jersey as the jurisdiction of incorporation of KTI and KTIEG, rather than the laws of the Commonwealth of Pennsylvania.

2. We note that in the last paragraph on page five of the opinion counsel states that the opinion may not be relied upon by any other person or entity without counsel's prior written consent. We note similar limitation on reliance language in the opinions filed as Exhibits 5.3 through 5.7 to the registration statement. Please have counsel revise its respective opinion to remove any limitation as to person. We will not object to the limitation as to purpose. Please refer to Section II.B.3.d of Staff Legal Bulletin No.19 (CF) dated October 14, 2011.

Exhibit 5.3 Opinion of Paul Frank + Collins P.C.

3. We note that the opinion is subject to a number of assumptions, including those listed in paragraph B on page three of the opinion, which assume that the incorporator or directors of each Corporate Vermont Guarantor duly adopted appropriate organization resolutions. Please have counsel remove these items, as they assume facts that should be ascertainable by counsel. Please address this comment also with respect to the assumption in Section 9(h) of the opinion filed as Exhibit 5.7.

Exhibit 5.4 Opinion of Cohen & Grigsby

4. Refer to Exhibit B, the Qualifications and Exclusions. Since counsel's opinion is given

under the laws of the Commonwealth of Pennsylvania, please explain how the exclusion in Section 3(c) of Exhibit B is intended to operate. Please have counsel revise such provision so that it does not undermine counsel's opinion under state law.

<u>Exhibit 5.6 Opinion of Cleveland, Waters and Bass, P.A.</u>

5. Please have counsel remove the last sentence in the last paragraph on page two of the opinion as inappropriate.

Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or, in her absence, me at (202) 551-3760 with any questions.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: Jeffrey A. Stein, Esq. (*via e-mail*)
        Wilmer Cutler Pickering Hale & Dorr LLP